Exhibit (a)(5)(cxx)

For Immediate Release

Contact:	Jennifer Glass

Oracle Corp.

(650) 633-6192

jennifer.glass@oracle.com

REDWOOD SHORES, Calif., March 12, 2004- Oracle Corp., (Nasdaq: ORCL) issued the following statement, which is attributable to Jim Finn, Oracle spokesperson:

“Today Oracle Corporation received a statement of objections from the European Commission relating to our proposed PeopleSoft merger. We are pleased to have clarity on what the Commission’s key issues are and we will address these issues through our written right of reply and in our hearing testimony. The process is ongoing and we are confident that the Commission will see how competitive this business truly is.”

Important Notice

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.